EXHIBIT 99.21
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[GRAPHIC OMITTED]
[VERMILION ENERGY TRUST]



                           PRESS RELEASE - MAY 6, 2004
                VERMILION ENERGY TRUST ANNOUNCES RECEIPT OF CASH


Vermilion Energy Trust (VET.UN - TSX) today announced that it has received approximately $165 million in cash in exchange for 32.2 million shares of Aventura that it tendered to the BG Group's offer of $5.10 per share that was previously announced on March 22, 2004. The proceeds from the sale of Aventura will initially be used to repay outstanding bank indebtedness and will ultimately be available to fund the Trust's acquisition and/or capital development program.

Currently, Vermilion has essentially eliminated all of its outstanding indebtedness. Once the previously announced Netherlands acquisition has closed, which is expected to occur in late May, the Trust will have outstanding debt of approximately $50 million which will represent less than 0.4 times annualized cash flow.

The Trust is an international energy trust that benefits from geographically diverse production. Currently 70% of production volumes come from high quality oil and gas reserves in Canada. Upon completion of our recently announced acquisition in the Netherlands, approximately 45% of our production will be in Western Europe. Vermilion Energy Trust trades on The Toronto Stock Exchange under the symbol VET.UN.

For further information please contact:

Curtis W. Hicks, Chief Financial Officer
or
Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:   (403) 269-4884
Fax:     (403) 264-6306
IR Toll Free:  1-866-895-8101
info@vermilionenergy.com
www.vermilionenergy.com